Mail Stop 6010

January 3, 2007

Mr. Paul Tufano
Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, CA 95035

> **Re: Solectron Corporation**
> **Form 10-K for the Fiscal Year Ended August 25, 2006**
> **File No. 001-11098**

Dear Mr. Tufano:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those items we have addressed in our comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 25, 2006

Item 8. Consolidated Financial Statements and Supplementary Data, page 45

Note 1. Summary of Significant Accounting Policies, page 52

1. We note that although your fiscal year ends on the last Friday in August, you present consolidated balance sheets and income statements as of and for the periods ended August 31, 2006, 2005 and 2004.

- Please tell us the exact date of each of your last three fiscal year ends and clearly explain the adjustments you made in order to present the information as of August 31st of each year.

- Tell us why management believes such presentation is appropriate.

- Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated August 31, 2006 and 2005 and income statements and cash flows for the three years in the period ended August 31, 2006, although the actual periods apparently ended on different days, are appropriate and comply with Article 2 of Regulation S-X and PCAOB standards.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief